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                             May 13, 2021

       Raymond Firth
       Chief Executive Officer
       Findit, Inc.
       5051 Peachtree Corners Circle #200
       Peachtree Corners, GA 30092

                                                        Re: Findit, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed April 28,
2021
                                                            File No. 333-254128

       Dear Mr. Firth:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 7, 2021 letter.

       Amendment No. 1 to S-1 filed April 28, 2021

       Description of Business
       Number of Members on Social Sites, page 32

   1. We note your response to prior comment 4 regarding your discussion of social media websites in your
filing. Please revise to disclose that you have no relationships with the social media companies
listed and that, as you indicate in your response, you included the discussion in the
filing to show how risky the competitive landscape is for Findit.
       Certain Relationships and Related Transactions, page 44

   2. We note your response to prior comment 9 that you had no other related parties other than renting space from
Holly Andrews and building the Classworz.com website. Please
 Raymond Firth
Findit, Inc.
May 13, 2021
Page 2
      explain why the other related parties you disclose in Note 6 of your financial statements are not related party transactions that are required to be disclosed pursuant to Item 404 of
      Regulation S-K. For example, you note that you paid automobile expenses to one shareholder and "labor costs" to another shareholder.
Financial Statements
Statement of Cash Flows, page F-4

3. We note that cash flows from financing activities during 2020 include $248,000 of proceeds from the sale of common stock. In Note 3, however, you reported that you issued 4,000,000 shares valued at $248,000 to Empire Associates in exchange for marketing and investor relations services (thus, a non-cash transaction). Additionally, cash proceeds disclosed in Note 6 (related parties) and Sales of Unregistered Securities on page
      II-2 do not sum up to total proceeds of $177,240 from the the sale of common stock in
      2019 as reported in the Statements of Cash Flows. Please revise your presentation and disclosures as appropriate.
        You may contact Kathryn Jacobson, Senior Staff Accountant, at 202-551-3365 or Robert
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney at 202-551-3297 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameRaymond Firth
                                                            Division of
Corporation Finance
Comapany NameFindit, Inc.
                                                            Office of
Technology
May 13, 2021 Page 2
cc:       Thomas C. Cook, Esq.
FirstName LastName